mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06850

Mr. Jay Webb
Reviewing Accountant
Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549

December 16, 2009

Re:

mPhase Technologies, Inc.
Form 10K for the year ended June 30, 2009
Filed October 7, 2009
File No. 000–30202

Dear Mr. Webb:

This is in response to your letter dated December 2, 2009 regarding the above-reference matter. Set forth below are our responses to each of the 7 items contained in your letter.

1.	Please note marked edits on 10K as enumerated in our prior response to Comments 1, 2 & 3 of our letter dated November 14, 2009.

2.	In addition to the edited caption in the cash flow section as enumerated in our response to comment 4 of our letter dated November 14, 2009 please note:

	a.	Attachment to response #2 that is a table illustrating changes and the location of information in our filing relating to our notes receivable for fiscal years ended June 30, 2008 and 2009;

	b.	Please note expanded disclosure regarding Notes Receivable in the “Convertible Debentures, Notes Receivable, Debt Discount” section of footnote 8. “Stockholders’ Equity”.

3.	Please note the additional paragraph regarding “Material Equity Instruments” in footnote 2. “Summary of Significant Accounting Policies”.

4.	This is to advise you that our prior correspondence and conversations with staff have confirmed:

a.	The date of our first Debenture was December 11, 2007 not December 2009.

b.	The only warrants or options subject to consideration for Reclassification to non-employees are the approximately 13 million fixed price warrants issued in March and April of 2008 identified in our footnote “Stockholders’ Equity” under the caption “other equity” in our Form 10K for the fiscal year ended June 30, 2009

c.	The appropriate application regarding sequencing under para’s 7 & 8 of eitf 00-19 is illustrated in Exhibit 5 hereto.

5.	The Company does not agree that the economic substance of its convertible debenture and convertible notes requires that the guidance in FASB ASC TOPIC 815 (EITF 00-19) should be followed.

Legal and Economic Analysis

It should be noted that the Company has filed a Form of 8K on each of September18, 2008 and January 21, 2009 with documentation reflecting its Convertible Debenture and Convertible Notes. Such documentation is identical for future convertible Notes issued by the Company subsequent to such dates.

The Company has executed a clarification amendment with JMJ Financial Inc. indicating that the Company, on any conversion date for any of the outstanding Convertible Debentures issued to JMJ Financial Inc provide a cash payment if the Company does not have enough authorized but un-issued shares of common stock available. A copy of this amendment will be contained in a new Exhibit 10.60 set forth in a Form 10K/A filing.

Under the terms of the Convertible Promissory Notes held by JMJ Financial which amount to approximately $4 million in the aggregate there is no section covering Events of Default, acceleration rights or remedies for failure of the Company to issue shares other than Section 2.6. The sole remedy for a failure to deliver shares upon Conversion is that the holder may rescind the conversion and the principal amount of the Convertible Note is restored to the amount preceding such attempted Conversion. Thus even if the Company’s stock price went down to $.0001 or less theoretically requiring the delivery of more shares than the Company has currently authorized but un-issued (2 Billion-common stock plus warrants plus options plus Convertible Notes and Debentures) the Company simply would not deliver the shares to the holder of the Convertible Securities without an Event of Default occurring under the documents.

The holder is relegated to suing the Company at maturity of the Debenture if the Company is unable to repay principle plus interest then outstanding. In addition, the holder would be entitled to damages for the loss of the benefit of the bargain of the conversion price of any conversion attempted and denied which would be a FIXED DOLLAR AMOUNT. Since there is no immediate Event of Default remedy or right of acceleration in the Form of Convertible Notes used by JMF Financial, the Company does not have any circumstances that could result in a shortage of shares. Furthermore it should be noted that all of the Company’s warrants and options all of which have fixed exercise prices of $.05 per share or above would NEVER be exercised in such event when they are significantly out of the money. This is further evidenced by the fact that the conversion would be into common stock that would have to be held for 6 months and sold under Rule 144 since the underlying shares of common stock in which the options and warrants could be converted is not subject to a currently effective Registration Statement.

With respect to the $2,000,000 Convertible Debenture outstanding with La Jolla Cove Investors, the Company has received $200,000 in cash to date plus has a secured promissory note in the amount of $1,800,000. All but $10,000 of the amount funded in cash has previously been converted to shares and the Company returned in March of 20009 $100,000 of additional funding made by the holder under the secured note back to the holder. The Company believes that legally it is NOT under any obligation to accept any further payments in cash made in the future under the secured promissory note. Section 3.01 of the Convertible Debenture does not require the Company to accept any conversions into shares if the Weighted Average Volume Price for conversion at the time is below $.04. This effectively puts a cap on the amount of shares that are required to me issued under the Convertible Debenture. Under a worst case scenario this number is equal to .80% of $.04 which equals $.032 cents per share. Assuming that the Company would be forced to accept the $1,800,000 of additional funding, a total of $1,900,000 would be convertible into shares at $.032 per share that equals approximately 60 million shares of common stock or a fixed number.

The Company believes that the foregoing demonstrates conclusively that the Convertible Debenture and Convertible Notes in question DO NOT GIVE RISE TO ANY POSSIBILITY OF THE COMPANY BEING REQUIRED TO ISSUE AN INDERTMINATE NUMBER OF SHARES OF ITS COMMON STOCK EXCEEDING THE AMOUNT OF ITS CURRENTLY AUTORIZED BUT UNISSUED SHARES AND THEREFORE IT IS NOT APPROPRIATE TO PROVIDE FOR AN INCREMENTAL DERIVATIVE LIABILITY FOR ITS FIXED PRICE WARRANTS ISSUED AFTER DECEMBER OF 2007.

Accounting Analysis

The Company has reassessed the classification of both its fixed price warrants issued after December 31, 2007 as well as its Convertible Debentures outstanding. The Company has performed this analysis with respect to its Form 10K for the fiscal year ended June 30, 2008 and June 30, 2009 as well as with respect to the date hereof. The Company has determined that these contracts within the scope of ETIF00-19 do not require a liability for the fixed price warrants pursuant to this “reassessment” that the Company had referred to as its “re-evaluation” in its footnotes contained in its Form 10K for the fiscal year ended June 30, 2009 on Page 96 in the second paragraph under the heading “Other Equity”.

The Company believes that since it does not have an issue regarding an indeterminate number of shares with respect to its Convertible Debentures, it is not necessary that the Company satisfy ANY of the 4 safe harbor tests set forth in EITF 00-19. It should, however, be noted that the Company does pass the safe harbor test that provides for the Pro Rata Allocation of Contracts or “partial reclassification of all contracts on a pro rata basis”. This test is passed on each of the relevant dates of June 30, 2008, June 30, 2009 and September 30, 2009 as illustrated in the Company’s calculations set forth in Exhibit 5 hereto) which illustrates additional support for the Company’s position that no additional liability should be recorded for the fixed price warrants for either fiscal year ended June 30, 2008 or June 30, 2009.

The theoretical lack of a cap per se on the number of shares of common stock that a Convertible Instrument may at any point in time be converted into is NOT per se conclusive that the debenture could in any circumstances actually result in the Company having an obligation to issue shares in excess of its remaining authorized amount. The parameters of ETIF 0019 contains a complex analysis of details and exceptions to this rule. The Company in its correspondence of November 20, 2009 pointed out that the theoretical issue of exceeding authorized shares arising was remote given a comparison of the inverse relationships the Warrants and the Convertible instruments had to the amount of shares to be issued with respect to the two instruments. The purpose of this statement was to describe some of the economic differences of the two instruments under ETIF 00-19.The Staff of the Commission has erroneously concluded that the Company’s position is that the remoteness of a theoretical issue arising is an acknowledgement that in fact it would be required, in fact, given the totally of other legal and economic be required under ETIF 00-19 to reclassify its approximately 13 million warrants as a liability and not equity.

6. Exhibits Page 70

a. We propose deleting Exhibits 4.3 and 4.4 that cover a specimen of a cashless warrant and the use of such specimen as a 5 year cashless warrant issued in March of 2002 to Piper Rudnick LLP in satisfaction of certain legal fees owed to them as outside counsel. Since the warrant has expired unexercised it is no longer relevant or material to shareholders or investors in the Company. It should be noted that the Company has made no other deletions to Exhibits in the Appendix to its Form 10K filed for the fiscal year ended June 30, 2009.

b. Exhibit 10.11 is included as Exhibit 10 to the filing of Form 10SB-12G filed on October 16, 2008 and is correctly described in the Appendix of Exhibits in the Company’s Form 10K. The Exhibit can be viewed on the public Edgar filings of the Company.

c. We have removed all double asterisks for all documents that were subject to prior confidentially requests that were granted and have expired and full exhibits of all such documents have be filed and appropriately cross referenced for easy location by incorporation by reference to other public Edgar filings of the Company containing such documents.

d. Exhibits 10.17 and 10.18 are set forth as Item 5 and Item 6 respectively in the Company’s filings of Form S-1/A on March 1, 2004 and can be viewed as part of such Edgar filing of the Company containing said documents.

e. Exhibit 10.58 was filed as part of Form 8K/A filed March 12, 2009 that amended Form 8K filed on December 8, 2008. The Confidential Treatment Request with respect to portions of the document was granted by the SEC and appears on the company’s Edgar filings and is dated March 24, 2009. The Company has corrected the Appendix references with respect to this Exhibit.

f. We have corrected the reference number of the registration statement for Exhibit 23.7.

Please feel free to contact Mr. Edward Suozzo at 917-324-0354 with respect to any questions you may have regarding our responses. In addition please feel free to contact me at 203-831-2242 if I can be of any assistance. Thank you for your time and efforts in this matter.

Very truly yours,

Martin S. Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.